

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

July 9, 2018

<u>Via E-mail</u>
Mr. Brian Dickman
Chief Financial Officer
Seritage Growth Properties
500 Fifth Avenue, Suite 1530
New York, NY 10110

      Re: **Seritage Growth Properties**
             Form 10-K for the fiscal year ended December 31, 2017
             Filed February 28, 2018
             File No. 001-37420

Dear Mr. Dickman:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Wilson K. Lee

      Wilson K. Lee
      Senior Staff Accountant
      Office of Real Estate and
      Commodities